FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 14, 2003



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X  Form 40-F
                                         ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes          No   X
                                         ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results corresponding to the third quarter of 2003


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 14, 2003



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
------------------------
Cecilia Bilesio
Corporate Secretary

             Tenaris Announces Third Quarter 2003 Results

    LUXEMBOURG--(BUSINESS WIRE)--Nov. 10, 2003--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international accounting standards (IAS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) ("Tenaris") today announced its results for the fiscal quarter and nine months ended September 30, 2003, with comparison to its results for the fiscal quarter and nine months ended September 30, 2002.

    Third Quarter Summary

    --  Net sales of US$759.6 million, up 5.4% from US$721.0 million

    -- Operating income of US$109.2 million, up 28.1% from US$85.3 million

    --  Net income of US$61.4 million, up from US$24.5 million

    --  Net earnings per share of US$0.053 (US$0.53 per ADS)

    Net sales, operating income and net income for the third quarter were all higher than the comparable results for the corresponding quarter of 2002. Increased sales and margins in our core seamless business, achieved in spite of increasing raw material and energy costs, more than compensated for reduced sales of welded pipes. The improvement in seamless margins was due in part to operating synergies following last year's exchange offer and the recent completion of the delisting of Tenaris' principal Argentine, Italian and Mexican subsidiaries. Operating income, as a percentage of net sales was 14.4%, and operating income plus depreciation and amortization was US$156.7 million, or 20.6% of net sales.

    Market Background

    Demand for Tenaris' seamless pipes during the third quarter of 2003 showed an increase on the level recorded in the corresponding quarter of 2002 but was lower than the level recorded in the second quarter in 2003. This reflected the impact of seasonal fluctuations in the European market, continuing political and security risks in the Middle East and Africa region and lower sales in the Far East and Oceania region. Demand has been increasing in the North and South American regions with Tenaris' local markets of Mexico and Argentina leading the increase. Sales volume in North America is up 36% in the year to date over the corresponding period of last year. However, high levels of oil and gas prices have not resulted in a significant increase in global oil and gas drilling activity outside of North America due to factors such as the political and security risks in countries with high reactivation and development potential, caution over the future outlook for oil prices and OPEC production restraint. At the same time, there remains no increase in demand from the industrial sector in Europe. Demand for seamless pipes in the final quarter of 2003 remains stable and it is likely that Tenaris will complete the year showing a small increase in seamless pipe sales volume over that recorded in 2002.
    Demand for Tenaris' welded pipes during the year to date has been concentrated in the local Brazilian market and remains substantially below the levels recorded last year due to a lack of demand in other markets. During the quarter, welded pipe demand was further affected by the postponement of deliveries to current projects as well as the postponement of future projects. This situation is likely to continue for the rest of this year.
    Costs in Tenaris' seamless pipes business have been affected this year, in comparison to last year, by increases in the cost of raw materials and energy. Raw material costs are continuing to rise and, as Tenaris uses the first in-first out method for inventory cost accounting, the full effect of the current raw material cost increases has not yet been reflected in Tenaris' results. During the third quarter, costs were further affected by the appreciation of the Argentine peso and the Euro against the U.S. dollar, up 22% and 14%, respectively, from the corresponding quarter of 2002, although the impact of the appreciation of the Euro on margins was mitigated by increased prices in U.S. dollar terms on sales in Europe.

    Significant Developments

    During September 2003, Tenaris completed its exchange offer for the remaining ADSs and shares of its Mexican subsidiary, Tamsa, that it did not already own. Tenaris now owns 99.9% of Tamsa, which has been delisted from the American and Mexican stock exchanges, and has a total of 1,180,287,644 shares issued and outstanding.
    Also during September 2003, the board of directors of Tenaris elected Paolo Rocca to serve as its chairman, whose position had been vacant following the passing of Roberto Rocca in June 2003. Paolo Rocca also serves as our chief executive officer.

    Third Quarter Results

    Net income for the quarter ended September 30, 2003, was US$61.4 million, or US$0.053 per share (US$0.53 per ADS), or 8.1% as a percentage of net sales. This compares to net income of US$24.5 million, or US$48.6 million before minority interest attributable to participations acquired in last year's exchange offer, for the corresponding quarter of 2002.


(metric tons)

Sales volume                   Q3 2003   Q3 2002  Increase/(Decrease)
----------------------------- --------- --------- -------------------
South America                   88,000    90,000         (2%)
North America                  157,000   144,000          9%
Europe                         140,000   134,000          4%
Middle East & Africa            99,000    72,000         38%
Far East & Oceania              67,000    94,000        (29%)
Total seamless pipes           551,000   534,000          3%
Welded pipes                    78,000   131,000        (40%)
Total steel pipes              629,000   665,000         (6%)


    Sales volume of seamless pipes increased by 3% to 551,000 tons in the third quarter of 2003 from 534,000 tons in the same period of 2002. Sales volume in North America increased by 9% due primarily to increased demand from the oil and gas sector in Mexico. The increase in sales volume in the Middle East and Africa offset the decline in sales volume to the Far East and Oceania.
    Sales volume of welded pipes decreased by 40% to 78,000 tons in the third quarter of 2003 from 131,000 tons in the same period of 2002. Demand from the local Brazilian market, which was also affected by the postponement of some deliveries, was not sufficient to offset the lack of demand from other markets following the termination of deliveries made in 2002 to major gas pipeline projects in Ecuador and Peru.


(US$ million)

Net sales                      Q3 2003   Q3 2002  Increase/(Decrease)
----------------------------- --------- --------- -------------------
Seamless pipes                   579.7     503.7          15%
Welded pipes                      83.4     143.2         (42%)
Energy                            79.5      45.8          74%
Others                            17.1      28.3         (40%)
Total                            759.6     721.0           5%


    Net sales in the quarter ended September 30, 2003, increased 5% to US$759.6 million, compared to US$721.0 million in the corresponding quarter of 2002. Net sales of seamless pipes rose by 15%, due to higher average selling prices and an increase in sales volume. The increase in average selling prices, which were effectively unchanged from the second quarter, primarily reflected higher prices in Europe following the appreciation of the Euro and changes in product and market mix. Net sales of welded pipes decreased 42%, reflecting the decline in sales volume and lower average selling prices resulting from variations in selling conditions and the sales mix. Net sales of welded pipes included US$16.2 million corresponding to sales of metal structures made by Tenaris' Brazilian welded pipe subsidiary compared to US$17.0 million in the corresponding quarter of 2002. Net sales of electricity and natural gas by Dalmine Energie increased by 74%, reflecting the continuing expansion of the business and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services decreased 40% reflecting the discontinuation of sales of other steel products.
    Cost of sales, expressed as a percentage of net sales, decreased
0.9 percentage points to 67.0% in the third quarter of 2003, compared to 67.9% in the same period of 2002. This results from an improvement in margins in our core seamless business as well as the discontinuation of sales of low-margin other steel products, which more than offset reduced gross margins on sales of welded pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased 5.6 percentage points to 60.4% in the third quarter of 2003 compared to 66.0% in the same period of 2002. This improvement resulted from a particularly favorable product and market mix for the quarter and increased production, as a percentage of total production, at our highly integrated Argentine facility. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 24.9 percentage points to 87.0% in the third quarter of 2003, compared to 62.1% in the same period of 2002 due primarily to a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses, and a contraction in demand for metal structures resulting in negative margins on sales of this product. Cost of sales for energy products, expressed as a percentage of net sales, decreased 1.4 percentage points to 95.6% in the third quarter of 2003, compared to 94.2% in the same period of 2002. Cost of sales for other products, expressed as a percentage of net sales, decreased 18.8 percentage points to 67.0% in the third quarter of 2003, compared to 85.8% in the same period of 2002, reflecting the discontinuation of sales of low-margin other steel products.
    Selling, general and administrative expenses, or SG&A, decreased to US$139.8 million, or 18.4% of net sales in the quarter ended September 30, 2003, compared to US$156.4 million, or 21.7% of net sales, during the corresponding quarter of 2002. This decrease was principally due to a reduction in selling expenses reflecting substantially reduced exports of welded pipes. General and administrative expenses increased due to higher costs in Argentina and Italy reflecting the revaluation of the Argentine peso and the Euro against the U.S. dollar and additional taxes in Argentina.
    Other operating income and expenses showed a net loss of US$1.7 million in the third quarter of 2003 compared to a net gain of US$9.9 million in the third quarter of 2002.
    Net financial expenses totaled US$3.0 million in the third quarter of 2003, compared to net financial income of US$7.8 million in the same period of 2002. The change in position results primarily from the non-recurrence of net foreign exchange translation gains of US$11.6 million which occurred in the third quarter of 2002.
    Results of associated companies generated a gain of US$10.6 million in the third quarter of 2003, compared to a gain of US$1.0 million in the third quarter of 2002. The gain of US$10.6 million results from Tenaris' indirect investment in Sidor. Following the financial restructuring of Sidor concluded in June 2003, Tenaris, through its investment in Ylopa, is entitled to receive a portion of Sidor's cash generation in excess of its operating, financial and capital investment requirements. Tenaris recorded a gain of US$10.5 million during this quarter corresponding to its portion of Sidor's excess cash generated during the first semester of 2003.
    Income tax provisions of US$53.4 million were recorded during the third quarter of 2003, compared to income tax provisions of US$37.9 million during the corresponding quarter of 2002. The increase in the tax charge primarily reflects the effect of the 4% depreciation of the Argentine peso against the U.S. dollar during the quarter on income tax provisions recorded by Tenaris' subsidiaries in Argentina in relation to gains, in local currency terms, on foreign currency-denominated monetary assets and to the tax base of their non-monetary assets.

    Nine Months Results

    Results for the nine-month period ended September 30, 2003, with comparison to the results for the corresponding period of 2002.
    Net income during the nine months was US$196.6 million, or US$0.169 per share (US$1.69 per ADS), or 8.1% of net sales, which compares with net income during the first nine months of 2002 of US$41.7 million, or US$106.8 million before minority interest attributable to participations acquired in last year's exchange offer. Operating income was US$320.3 million, or 13.2% of net sales, compared to US$359.0 million, or 15.2% of net sales. Operating income plus depreciation and amortization was US$466.2 million, or 19.3% of net sales, compared to US$487.6 million, or 20.7% of net sales. The improvement in comparable net income was due primarily to reduced income tax provisions.


(metric tons)

Sales volume                  9M 2003    9M 2002  Increase/(Decrease)
--------------------------- ---------- ---------- -------------------
South America                 231,000    228,000          1%
North America                 444,000    326,000         36%
Europe                        472,000    487,000         (3%)
Middle East & Africa          300,000    365,000        (18%)
Far East & Oceania            286,000    302,000         (5%)
Total seamless pipes        1,731,000  1,709,000          1%
Welded pipes                  316,000    429,000        (26%)
Total steel pipes           2,048,000  2,138,000         (4%)


    Sales volume of seamless pipes increased by 1% to 1,731,000 tons in the first nine months of 2003 from 1,709,000 tons in the same period of 2002. Sales volume in South America rose by 1%, reflecting increased demand from the oil sector in Argentina and reduced sales in Venezuela following a national strike centered on the state-owned oil industry. Sales volume in North America increased by 36% due to a sustained increase in demand from the oil and gas sector in Mexico and increased sales in the U.S.A. and Canada. Sales volume in Europe decreased by 3% due primarily to reduced demand from the industrial sector. Sales volume in the Middle East and Africa decreased by 18% due primarily to increased security and other risks surrounding the U.S.-led military invasion of Iraq and political and security risks affecting oil and gas activities in Nigeria. Sales volume in the Far East and Oceania fell by 5%.
    Sales volume of welded pipes decreased by 26% to 316,000 tons in the first nine months of 2003 from 429,000 tons in the same period of 2002. Increased demand from the local Brazilian market was not sufficient to offset the decline in demand from other markets following the termination of deliveries made in 2002 to major gas pipeline projects in Ecuador and Peru.


(US$ million)

Net sales                      9M 2003   9M 2002  Increase/(Decrease)
----------------------------- --------- --------- -------------------
Seamless pipes                 1,782.7   1,654.8           8%
Welded pipes                     299.7     445.2         (33%)
Energy                           234.0     145.1          61%
Others                           101.7     115.2         (12%)
Total                          2,418.1   2,360.4           2%


    Net sales in the nine months ended September 30, 2003, increased 2% to US$2,418.1 million, compared to US$2,360.4 million in the corresponding period of 2002. Excluding sales of discontinued other steel products, net sales increased 4% to US$2,369.6 million, compared to US$2,279.2 million. Net sales of seamless pipes rose by 8% due to higher average selling prices and slightly higher sales volume, the former resulting from higher prices in Europe following the appreciation of the Euro and a more favorable product and market mix. Net sales of welded pipes decreased 33% as sales volume and average selling prices of welded pipes and sales of metal structures made by Tenaris' Brazilian welded pipe subsidiary (down to US$46.3 million from US$71.4 million) all decreased. Net sales of electricity and natural gas by Dalmine Energie increased by 61% reflecting the continuing expansion of the business and the increase in the value of the Euro against the U.S. dollar. Net sales of other goods and services, excluding sales of other steel products which have been discontinued, rose 118% to US$53.2 million in the first nine months of 2003, compared to US$24.4 million in the corresponding period of 2002 due primarily to increased sales of sucker rods and the commencement of sales of steam and electric power to third parties from the Argentine power generation facility acquired in February 2003.
    Cost of sales, expressed as a percentage of net sales, increased
2.3 percentage points to 69.1% in the first nine months of 2003, compared to 66.8% in the same period of 2002. This increase resulted from higher cost of sales for welded pipe products and higher sales of low-margin energy products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, remained stable at 63.6% in the first nine months of 2003, the same level as in the corresponding period of 2002. Higher average selling prices and increased production, as a percentage of total production, at our highly integrated Argentine facility has so far been sufficient to offset the impact of rising raw material and energy costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, increased 13.7 percentage points to 77.1% in the first nine months of 2003, compared to 63.4% in the same period of 2002 due primarily to a substantial reduction in export sales, whose sales prices include a component associated with the higher selling expenses and different delivery conditions associated with exports, the cost of which is recorded in selling, general and administrative expenses, and a contraction in demand for metal structures resulting in negative margins on sales of this product. Cost of sales for energy products, expressed as a percentage of net sales, increased 2.6 percentage points to 96.1% in the first nine months of 2003, compared to 93.5% in the corresponding period of 2002, reflecting increased competition resulting from the maturing of the energy trading business in Italy. Cost of sales for other products, expressed as a percentage of net sales, decreased 11.1 percentage points to 79.8% in the first nine months of 2003, compared to 90.9% in the same period of 2002, due to reduced sales of low-margin other steel products, which were discontinued during the period, and increased sales of products with higher margins such as sucker rods.
    Selling, general and administrative expenses, or SG&A, decreased to US$419.1 million, or 17.3% of net sales in the nine months ended September 30, 2003, compared to US$423.2 million, or 17.9% of net sales, during the corresponding period of 2002. During the period, there has been a reduction in selling expenses, resulting primarily from substantially lower exports of welded pipes, and an increase in general and administration expenses, due to non-recurring costs relating to the delisting of subsidiaries and corporate reorganization activities, additional taxes in Argentina and increased costs in Italy due to the revaluation of the Euro against the U.S. dollar.
    Other operating income and expenses showed a net loss of US$7.3 million in the first nine months of 2003 compared to a net loss of US$2.4 million in the first nine months of 2002.
    Net financial expenses totaled US$36.6 million in the first nine months of 2003, compared to net financial expenses of US$27.1 million in the same period of 2002. Net interest expenses decreased marginally to US$12.9 million compared to US$14.3 million, foreign exchange translation losses increased to US$26.2 million from US$3.9 million and a gain of US$3.9 million was recorded on the purchase of government bonds used to pay taxes, whereas, in the same period of the previous year, a loss of US$8.8 million was recorded for financial discounts on trade receivables.
    Results of associated companies generated a gain of US$16.3 million in the first nine months of 2003, compared to a loss of US$4.2 million in the first nine months of 2002. These results reflect the improvement of returns associated with Tenaris' indirect investment in Sidor, which carried out a financial restructuring during the period.
    Income tax provisions of US$90.0 million were recorded during the first nine months of 2003, compared to income tax provisions of US$190.3 million, net of a tax refund of US$35.4 million following a judicial claim brought by Tenaris' principal subsidiary in Mexico, during the corresponding period of 2002. This reduction in income tax provisions principally reflects the effects of the devaluation of the Argentine peso against the U.S. dollar during the first nine months of 2002, and its subsequent revaluation, on income tax provisions recorded by Tenaris' subsidiaries in Argentina. During the first nine months of 2002, Tenaris recorded significant income tax provisions in relation to gains, in local currency terms, on foreign currency-denominated monetary assets at its Argentine subsidiaries and to the tax base of their non-monetary assets, whereas, during the first nine months of 2003, its income tax provisions were reduced by a reduction in income taxes actually paid and a partial reversal of deferred taxes. Deferred tax liabilities decreased from US$435.6 million at December 31, 2002, to US$384.0 million at September 30, 2003.
    Minority interest showed a loss of US$13.3 million in the first nine months of 2003, compared to a loss of US$95.8 million in the first nine months of 2002. Minority interest in the first nine months of 2002 included a loss of US$65.1 million in respect of participations in subsidiaries acquired in the exchange offer completed in December 2002.

    Cash Flow and Liquidity

    Cash and cash equivalents decreased by US$104.8 million to US$208.6 million during the nine months ended September 30, 2003, and total financial debt increased to US$737.1 million from US$715.9 million at December 31, 2002. In addition, Tenaris has investments of US$137.8 million in trust funds established to support its Argentine and Brazilian operations.
    During the nine months, net cash provided by operations was US$252.8 million. Net cash used in investment activities was US$219.2 million, which includes investments of US$123.5 million in property, plant and equipment, US$43.0 million in relation to the acquisition of minority interests in Siderca and Dalmine, US$23.1 million in the acquisition of an Argentine power plant and US$32.9 million used in connection with the financial restructuring at Sidor, US$31.1 million of which was in the form of subordinated convertible debt recorded as a non-current receivable. Net cash used in financing activities was US$138.4 million, which includes the payment of US$121.0 million in dividends and a net reduction (excluding the effect of exchange rate variations) of US$17.4 million in borrowings.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Condensed Interim Income Statement

                        Three-month period      Nine-month period
                        ended September 30,     ended September 30,
                        -------------------   -----------------------
(All amounts in US$
 thousands)               2003      2002         2003        2002

Net sales                759,615   721,009     2,418,086   2,360,357
Cost of sales           (508,814) (489,221)   (1,671,470) (1,575,745)
                        --------- ---------   ----------- -----------
Gross profit             250,801   231,788       746,616     784,612
Selling, general and
 administrative
 expenses               (139,841) (156,382)     (419,077)   (423,212)
Other operating income
 and expenses             (1,724)    9,857        (7,281)     (2,429)
                        --------- ---------   ----------- -----------
Operating income         109,236    85,263       320,258     358,971
Financial income
 (expenses), net          (3,020)    7,832       (36,603)    (27,114)
                        --------- ---------   ----------- -----------
Income before income
 tax and equity in
 earnings (losses) of
 associated companies    106,216    93,095       283,655     331,857
Equity in earnings
 (losses) of associated
 companies                10,630       979        16,273      (4,163)
                        --------- ---------   ----------- -----------
Income before income
 tax and minority
 interest                116,846    94,074       299,928     327,694
Income tax               (53,427)  (37,946)      (90,048)   (190,265)
                        --------- ---------   ----------- -----------
Net income before
 minority interest        63,419    56,128       209,880     137,429
Minority interest(a)      (1,981)   (7,576)      (13,255)    (30,677)
                        --------- ---------   ----------- -----------
Net income before other
 minority interest        61,438    48,552       196,625     106,752
Other minority
 interest(b)                  --   (24,052)           --     (65,095)
                        --------- ---------   ----------- -----------
Net income                61,438    24,500       196,625      41,657


(a) Minority interest excluding minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer

(b) Minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer


Consolidated Condensed Interim Balance Sheet

                      September 30, 2003         December 31, 2002
                    -----------------------   -----------------------
(All amounts in US$
 thousands)

Assets
Non-current assets
  Property, plant
   and equipment,
   net              1,942,691                 1,934,237
  Intangible
   assets, net         53,817                    32,684
  Investments in
   associated
   companies           34,524                    14,327
  Other investments   160,787                   159,303
  Deferred tax
   assets              53,374                    49,412
  Receivables          56,993    2,302,186       16,902    2,206,865

Current assets
  Inventories         728,401                   680,113
  Receivables and
   prepayments        170,115                   172,683
  Trade receivables   621,866                   653,249
  Cash and cash
   equivalents        208,592    1,728,974      304,536    1,810,581

Total assets                     4,030,980                 4,017,446


Equity and
 Liabilities
Shareholders'
 equity                          1,824,484                 1,694,054

Minority interest                  125,468                   186,783

Non-current
 liabilities
  Borrowings          224,010                   322,205
  Deferred tax
   liabilities        292,866                   320,753
  Deferred tax --
   effect of
   currency
   translation
   on tax base         91,109                   114,826
  Employee
   liabilities        129,162                   123,023
  Provisions           30,262                    33,874
  Trade payables       15,691      783,100       18,650      933,331

Current liabilities
  Borrowings          513,057                   393,690
  Current tax
   liabilities        108,202                   161,704
  Other liabilities   103,036                    53,428
  Provisions           87,992                    73,953
  Customers'
   advances            29,945                    37,085
  Trade payables      455,696    1,297,928      483,418    1,203,278

Total liabilities                2,081,028                 2,136,609

Total equity and
 liabilities                     4,030,980                 4,017,446


Consolidated Condensed Interim Statement of Cash Flows (selected)

                              Three-month period   Nine-month period
                              ended September 30, ended September 30,
                              ------------------- -------------------
(All amounts in US$
 thousands)                     2003      2002      2003      2002

Net income (loss) for the
 period                         61,438    24,500   196,625    41,657
Depreciation and amortization   47,450    45,078   145,937   128,650
Tax accruals less payments      18,262    60,616   (65,818)  134,756
Equity in (gains) losses of
 associated companies          (10,630)     (979)  (16,273)    4,163
Interest accruals less
 payments                         (191)   (5,259)     (553)      (52)
Net provisions                  (4,587)  (27,470)    2,767   (23,883)
Minority interest                1,981    31,628    13,255    95,772
Change in working capital       77,327   136,139     3,396     2,374
Currency translation
 adjustments and others        (37,211)    7,921   (26,534)  (42,056)
                              --------- --------- --------- ---------
Net cash provided by (used
 in) operations                153,839   272,173   252,802   341,380
                              --------- --------- --------- ---------
Capital expenditure            (34,827)  (37,791) (123,460) (100,272)
Acquisitions of subsidiaries
 and associates                (19,110)       (9)  (67,875)     (320)
Cash advanced for the Dalmine
 tender offer                   21,382        --        --        --
Proceeds from disposition of
 property, plant and
 equipment                       1,617   (14,644)    3,181    10,308
Proceeds from associated
 companies                          --        --       106        --
Convertible loan to
 associated companies               --        --   (31,128)       --
Changes in Trust fund               --      (675)       --   (11,907)
                              --------- --------- --------- ---------
Net cash used in investment
 activities                    (30,938)  (53,119) (219,176) (102,191)
Dividend paid                       --   (34,876) (115,002)  (39,290)
Dividend paid to minority
 interest in subsidiaries       (2,477)  (17,066)   (5,976)  (38,223)
Proceeds from borrowings       143,660   138,960   371,298   348,070
Repayments of borrowings      (205,067) (274,924) (388,736) (409,094)
                              --------- --------- --------- ---------
Net cash (used in) provided
 by financing activities       (63,884) (187,906) (138,416) (138,537)
                              --------- --------- --------- ---------
Increase (decrease) in cash
 and cash equivalents           59,017    31,148  (104,790)  100,652
                              --------- --------- --------- ---------
Cash at the beginning
 of the period,                148,963   270,952   304,536   213,814
Effect of exchange rate
 changes on cash and cash
 equivalents                       612     8,179     2,627    (4,187)
Increase in cash and cash
 equivalents provided by
 business acquisitions              --        --     6,219        --
Increase (decrease)             59,017    31,148  (104,790)  100,652
Cash at the end of the period  208,592   310,279   208,592   310,279



    CONTACT: Tenaris
             Gerardo Varela, 888-300-5432
             www.tenaris.com